

April 24, 2012

Via E-mail:
Mr. David A. Barta
Senior Vice President and Chief Financial Officer
Cooper Industries plc
5 Fitzwilliam Square
Dublin 2, Ireland

      Re: **Cooper Industries plc**
               Form 10-K for the fiscal year ended December 31, 2011
               Filed February 21, 2012
               Definitive Proxy Materials on Schedule 14A
               Filed March 13, 2012
               File No. 1-31330

Dear Mr. Barta:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Robert S. Littlepage for

                         Larry Spirgel,
                         Assistant Director